SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[  ]           Preliminary Proxy Statement
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]           Definitive Proxy Statement
[   ]           Definitive Additional Materials
[ X ]	Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-6

Federated MDT Series
 (Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]           No fee required.
[   ]           Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

[   ]           Fee paid previously with preliminary proxy materials.
[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)           Amount Previously Paid:
____________________________________________________________

2)           Form, Schedule or Registration Statement No.:
____________________________________________________________

3)           Filing Party:
____________________________________________________________

4)           Date Filed:
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Filed by:  Federated MDT Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated MDT Tax Aware/All Cap Core Fund
Commission File No. 811-21904

February 3, 2010

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

Dear Federated Shareholder:

As discussed in the proxy statement that we previously mailed to you, a Special Meeting of Shareholders of Federated MDT Tax Aware/All Cap Core Fund is scheduled for March 5, 2010.  As of the date of this letter, our records indicate that we have not received your important vote.

Please take a moment now to cast your vote on the matter at hand so that your shares may be represented in time for the upcoming Special Meeting.

Another copy of your ballot(s) has been enclosed with this letter for your convenience.  Should you have any questions regarding the proposal, please call this toll-free number 1-866-521-4192.  The following voting options have been set up for your convenience.

1.
Vote by Telephone.  You may cast your vote by calling our toll-free proxy hotline at 1-866-521-4192.  Representatives are available to record your vote Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

2.	Vote via the Internet. You may cast your vote anytime using the Internet by logging on to WWW.PROXYONLINE.COM.

3.	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy ballot(s) in the postage-prepaid return envelope provided.

Again, please do not hesitate to call toll-free 1-866-521-4192 if you have any questions regarding this matter.  If you have voted since the mailing of this letter, we apologize for the follow-up mailing and thank you for your participation.  As the date of the Special Meeting gets closer and if we still do not receive your proxy, you may receive a call from The Altman Group, the Funds’ proxy solicitor, reminding you to exercise your right to vote.

Thank you for your assistance with this important matter.

Sincerely,

John W. McGonigle
REG
Secretary

Filed by:  Federated MDT Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated MDT Tax Aware/All Cap Core Fund
Commission File No. 811-21904

February 3, 2010

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

Dear Federated Shareholder:

As discussed in the proxy statement that we previously mailed to you, a Special Meeting of Shareholders of Federated MDT Tax Aware/All Cap Core Fund is scheduled for March 5, 2010.  As of the date of this letter, our records indicate that we have not received your important vote.

Please take a moment now to cast your vote on the matter at hand so that your shares may be represented in time for the upcoming Special Meeting.

Another copy of your ballot(s) has been enclosed with this letter for your convenience.  Should you have any questions regarding the proposal, please call this toll-free number 1-866-521-4192.  The following voting options have been set up for your convenience.

1.
Vote by Telephone.  You may cast your vote by calling our toll-free proxy hotline at 1-866-521-4192.  Representatives are available to record your vote Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

2.	Vote via the Internet. You may cast your vote anytime using the Internet by logging on to the website found on the enclosed proxy ballot(s).

3.	Vote by Touch-tone Phone. You may cast your vote anytime by calling the toll-free number found on the enclosed proxy ballot(s).

4.	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy ballot(s) in the postage-prepaid return envelope provided.

Again, please do not hesitate to call toll-free 1-866-521-4192 if you have any questions regarding this matter.  If you have voted since the mailing of this letter, we apologize for the follow-up mailing and thank you for your participation.  As the date of the Special Meeting gets closer and if we still do not receive your proxy, you may receive a call from The Altman Group, the Funds’ proxy solicitor, reminding you to exercise your right to vote.

Thank you for your assistance with this important matter.

Sincerely,

John W. McGonigle
NOBO
Secretary

Filed by:  Federated MDT Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated MDT Tax Aware/All Cap Core Fund
Commission File No. 811-21904

February 3, 2010

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

Dear Federated Shareholder:

As discussed in the proxy statement that we previously mailed to you, a Special Meeting of Shareholders of Federated MDT Tax Aware/All Cap Core Fund is scheduled for March 5, 2010.  As of the date of this letter, our records indicate that we have not received your important vote.

Please take a moment now to cast your vote on the matter at hand so that your shares may be represented in time for the upcoming Special Meeting.

Another copy of your ballot(s) has been enclosed with this letter for your convenience.  Should you have any questions regarding the proposal, please call this toll-free number 1-866-521-4192.  The following voting options have been set up for your convenience.

1.	Vote via the Internet. You may cast your vote anytime using the Internet by logging on to the website found on the enclosed proxy ballot(s).

2.	Vote by Touch-tone Phone. You may cast your vote anytime by calling the toll-free number found on the enclosed proxy ballot(s).

3.	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy ballot(s) in the postage-prepaid return envelope provided.

Again, please do not hesitate to call toll-free 1-866-521-4192 if you have any questions regarding this matter.  If you have voted since the mailing of this letter, we apologize for the follow-up mailing and thank you for your participation.

Thank you for your assistance with this important matter.

Sincerely,

John W. McGonigle
OBO
Secretary